[redacted]

10028753

PB 6/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
MAY 25 2010
Washington, DC
110

SEC FILE NUMBER
8- 53145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEREDITH WHITNEY SECURITIES LLC (Formerly, Seegal, Benson, Leucadia Securities LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WEST 57th ST
(No. and Street)

NEW YORK, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MEREDITH WHITNEY 212-542-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner & Lubin, LLP
(Name – *if individual, state last, first, middle name*)

444 MADISON AVENUE, NEW YORK, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/10

OATH OR AFFIRMATION

I, Meredith Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meredith Whitney Securities LLC (Formerly Seegal Benson Legcapia Securities LLC, as of December 31, 20, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Member
Title

[signature]
Notary Public

SALVATORE FERRERA
Notary Public, State of New York
No. 01 FE4938456
Qualified in Westchester County
Term Expires 6/26/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEREDITH WHITNEY SECURITIES, LLC
(FORMERLY, SEEGAL BENSON LEUCADIA SECURITIES, LLC)

REPORT AS AT

DECEMBER 31, 2009

MEREDITH WHITNEY SECURITIES, LLC

INDEX

Eisner & Lubin LLP
Certified Public Accountants
& Consultants

INDEPENDENT AUDITORS' REPORT

Meredith Whitney Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Meredith Whitney Securities, LLC (the "Company") (formerly, Seegal Benson Leucadia Securities, LLC) as at December 31, 2009, and the related statements of income and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Meredith Whitney Securities, LLC, as at December 31, 2009, and the results of its operations and changes in member's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner & Lubin LLP

EISNER & LUBIN LLP

New York, New York
May 12, 2010

Expertise & Leadership
444 Madison Avenue, New York, NY 10022, Tel: 212 • 751 • 9100, Fax: 212 • 750 • 3262, Web: www.eisnerlubin.com

MEREDITH WHITNEY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009

ASSETS	
Cash	$ 130,238
Furniture and equipment, at cost (less accumulated depreciation of $851)	6,643
Goodwill	10,000
TOTAL	$ 146,881
LIABILITIES	
Due to Meredith Whitney Advisory Group, LLC	$ 75,000
Accounts payable	25
Total liabilities	75,025
MEMBER'S EQUITY	
Member's equity	71,856
TOTAL	$ 146,881

The notes to financial statements are made a part hereof.

MEREDITH WHITNEY SECURITIES, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Advisory	$ 683,466
Total revenues	683,466
Expenses:	
Professional fees	10,000
Insurance expense	1,397
Registration fees	5,456
Depreciation	851
Total expenses	17,704
Net income	665,762
Member's equity - January 1, 2009	891,275
Member's contribution	77,494
Member's distributions (prior member)	(1,562,675)
MEMBER'S EQUITY - DECEMBER 31, 2009	**$ 71,856**

The notes to financial statements are made a part hereof.

MEREDITH WHITNEY SECURITIES, LLC

STATEMENT OF CASH FLOWS FOR THE
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 665,762
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	851
Deferred income	(25,000)
Decrease in other assets	1,033
Increase in accounts payable	25
Net cash provided by operating activities	642,671
Cash flows from investing activities:	
Additions to furniture and equipment	(7,494)
Advances to affiliate of prior member	(803,210)
Net cash (used in) investing activities	(810,704)
Cash flows from financing activities:	
Member's contribution	67,494
Member's distribution (prior member)	(62,603)
Due to Meredith Whitney Advisory Group, LLC	75,000
Net cash provided by financing activities	79,891
NET (DECREASE) IN CASH	(88,142)
CASH - JANUARY 1, 2009	218,380
CASH - DECEMBER 31, 2009	$ 130,238

Supplemental disclosures of cash flow information:
Non-cash investing and financing activity:
Balance due from prior affiliate of $1,500,072 was distributed to the prior member.

Non-cash investing activity:
Member's acquisition costs of $10,000 were recorded by the Company as goodwill.

The notes to financial statements are made a part hereof.

Note A - Organization

Meredith Whitney Securities, LLC (the "Company") (formerly, Seegal Benson Leucadia Securities, LLC) is a Delaware limited liability company. On August 13, 2009, Meredith Whitney Advisory Group, LLC (the "Member") purchased the limited liability membership interests of Seegall Benson Leucadia Securities, LLC, a registered broker dealer and as of December 31, 2009 is the sole member of the Company. The investment objective of the Company is to establish a broker dealer.

Member's personal liability for debts is generally limited similarly to shareholder's liability for corporate debts.

Note B - Summary of Significant Accounting Policies

Method of Accounting - The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. Assets, liabilities, income and expenses are accounted for on the accrual basis of accounting, whereby they are recognized when earned or incurred.

Fixed Assets - Fixed assets are recorded at cost and are being depreciated using the straight-line method over their estimated economic useful lives for financial statement purposes.

Income Taxes - No provision has been made for federal, state, or local income taxes since these taxes are the obligation of the Member.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note C - Related Party Transactions

On August 13, 2009, the Company and the Member entered into an agreement in a manner consistent with Securities and Exchange Commission (SEC) Rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Member agrees to assume and be legally obligated to pay the operating expenses and liabilities relating to the operation of the Company.

At December 31, 2009, the amount due to Meredith Whitney Advisory Group, LLC represents a non-interest bearing advance which was repaid January 6, 2010.

Note D - Concentrations

Two clients' accounts for approximately 96% of advisory fees for the year ended December 31, 2009.

Note E - Net Capital Requirement

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital and aggregate indebtedness of $55,213 and $75,025, respectively. The net capital ratio was 1.36 to 1 or 136%, compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $50,211.

Note F - Subsequent Events

On January 12, 2010, FINRA granted the continuing membership application of the Company (formerly Seegal Benson Leucadia Securities, LLC) with regard to its request to complete a 100% ownership change. The Company has evaluated subsequent events through May 12, 2010, the date the financial statements were available for issuance.

MEREDITH WHITNEY SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2009

Net capital:	
Member's equity	$ 71,856
Deductions and charges - non-allowable assets	16,643
Net capital before haircuts	55,213
Haircuts	-
Net capital	$ 55,213
Aggregate indebtedness	$ 75,025
Computation of basic net capital requirement	
Minimum net capital required	$ 5,002
Excess net capital	$ 50,211
Ratio: aggregate indebtedness to net capital (1.36 to 1)	136%

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part II FOCUS report as at December 31, 2009.

The notes to financial statements are made a part hereof.

MEREDITH WHITNEY SECURITIES, LLC

EXEMPTION FROM RESERVE REQUIREMENTS
UNDER SEC RULE 15C3-3 (k) (2) (i)
DECEMBER 31, 2009

The Company is exempt from the reserve requirements under SEC Rule 15c3-3 sub-paragraph (k) (2) (i) as it meets all the requirements of the Rule.

The notes to financial statements are made a part hereof.